EXHIBIT 3.1
AMENDMENT TO THE BYLAWS
OF
COLLEGIATE PACIFIC INC.
     Section 4 of Article II of the Bylaws of Collegiate Pacific Inc. is hereby amended by replacing the words “one-tenth (1/10) of all shares” with “a majority of all shares”.
     Section 4 as amended now reads in its entirety as follows:
     Section 4. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or the certificate of incorporation, may be called by the President, and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders of record owning at least a majority all shares issued and outstanding and entitled to vote at such meeting. Such request shall state the purpose or purposes of the proposed meeting.